Global Equity International, Inc.
                            Al Habtoor Business Tower
                            Level 28, P.O. Box 29805
                            Dubai Marina, Dubai, UAE

                                January 29, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Wilson K. Lee, Staff Accountant

Re:  Global Equity International, Inc.
     Item 4.01 Form 8-K
     Filed on January 25, 2013
     File No. 000-54557

Dear Madam or Sir,

     This letter is in response to your letter to me of January 25, 2013, regarding the above referenced matter ("Comment Letter").

     Our responses to the Comment Letter follow:

Form 8-K Filed on January 25, 2013

     Response to Comment 1:

     We have amended our Form 8-K in accordance with your comment and have attached a new Exhibit 16.

                                 Acknowledgement

     We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (813) 645-3025
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Sincerely,


By: /s/ Enzo Taddei
    ----------------------------------
    Enzo Taddei
    Chief Financial Officer